Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-207308

Supplementing the Preliminary Prospectus Supplement dated August 8, 2016 (to Prospectus dated

October 6, 2015)

AIR LEASE CORPORATION

$750,000,000 3.000% Senior Notes due 2023

Pricing Term Sheet

Date: August 8, 2016

Issuer:	Air Lease Corporation
Security Description:	3.000% Senior Notes due 2023
Principal Amount:	$750,000,000
Net Proceeds (before expenses):	$735,247,500
Maturity Date:	September 15, 2023
Coupon:	3.000%
Issue Price:	98.658% of face amount
Benchmark Treasury:	1.250% due July 31, 2023
Benchmark Treasury Spot / Yield:	98-29+ / 1.413%
Spread to Benchmark Treasury:	+180 basis points
Yield to Maturity:	3.213%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2017 (long first coupon)
Optional Redemption:	We may redeem the Notes at our option, in whole or in part at any time and from time to time, on not less than 30 nor more than 60 days’ notice.

On any date prior to July 15, 2023, we may redeem the Notes in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the Notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 30 basis points, plus accrued and unpaid interest, if any, to the redemption date.

On or after July 15, 2023, we may redeem the Notes in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption.
Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.
Use of Proceeds:

We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	August 8, 2016
Settlement Date:	T+5; August 15, 2016

CUSIP:	00912X AT1
ISIN:	US00912XAT19
Denominations/Multiples:	$2,000 x $1,000
Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Mizuho Securities USA Inc.
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Fifth Third Securities, Inc.
Goldman, Sachs & Co.
ICBC Standard Bank Plc
Lloyds Securities Inc.
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Santander Investment Securities Inc.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling at 1 (800) 831-9146; (ii) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533; (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, or by calling 1 (800) 294-1322; or (iv) Mizuho Securities USA Inc., 320 Park Avenue, 12th Floor, New York, New York 10022 or by calling 1 (866) 271-7403.

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